SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. )*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

ENTHRUST FINANCIAL SERVICES, INC
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

29384A102
(CUSIP Number)

Paul Revere, LLC
c/o Morse, Zelnick, Rose & Lander, LLP
405 Park Avenue, Suite 1401
New York, New York 10022
Tel: (212) 838-5030
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 10, 2007
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE
13D
CUSIP NO. 29384A102			Page 2 of 8 Pages

(1)	Names of Reporting Persons
S.S. or I.R.S. Identification
	Nos. Of Above Persons		Paul Revere, LLC

(2)	Check the appropriate Box		(a)
	if a Member of a Group		(b)

(3)	SEC Use Only

(4)	Source of Funds
OO
(5)	Check Box if Disclosure of Legal		☐
Proceedings is Required Pursuant
to Items 2(d) or 2(e)

(6)	Citizenship or Place of		Delaware
Organization

Number of Shares	(7)	Sole Voting Power	12,711,683
Beneficially Owned Each
Reporting Person With

	(8)	Shared Voting	0

	(9)	Sole Dispositive	12,711,683

	(10)	Shared Dispositive
		Power	0

(11)	Aggregate Amount Beneficially
	Owned by Each Reporting Person		12,711,683

(12)	Check Box if the Aggregate Amount
	in Row (11) Excludes Certain Shares		☐

(13)	Percent of Class Represented
	by Amount in Row 11		50.8%

(14)	Type of Reporting Person
OO
*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE
13D
CUSIP NO. 29384A102			Page 3 of 8 Pages

(1)	Names of Reporting Persons
S.S. or I.R.S. Identification
	Nos. Of Above Persons		Edward Rubin

(2)	Check the appropriate Box		(a)
	if a Member of a Group		(b)

(3)	SEC Use Only

(4)	Source of Funds
OO
(5)	Check Box if Disclosure of Legal		☐
Proceedings is Required Pursuant
to Items 2(d) or 2(e)

(6)	Citizenship or Place of		United States
Organization

Number of Shares	(7)	Sole Voting Power	12,711,683
Beneficially Owned Each
Reporting Person With

	(8)	Shared Voting	0

	(9)	Sole Dispositive	12,711,683

	(10)	Shared Dispositive
		Power	0

(11)	Aggregate Amount Beneficially
	Owned by Each Reporting Person		12,711,683

(12)	Check Box if the Aggregate Amount
	in Row (11) Excludes Certain Shares		☐

(13)	Percent of Class Represented
	by Amount in Row 11		50.8%

(14)	Type of Reporting Person
IN
*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE
13D
CUSIP NO. 29384A102			Page 4 of 8 Pages

(1)	Names of Reporting Persons
S.S. or I.R.S. Identification
	Nos. Of Above Persons		Steven A. Horowitz

(2)	Check the appropriate Box		(a)
	if a Member of a Group		(b)

(3)	SEC Use Only

(4)	Source of Funds
OO
(5)	Check Box if Disclosure of Legal		☐
Proceedings is Required Pursuant
to Items 2(d) or 2(e)

(6)	Citizenship or Place of		United States
Organization

Number of Shares	(7)	Sole Voting Power	12,711,683
Beneficially Owned Each
Reporting Person With

	(8)	Shared Voting	0

	(9)	Sole Dispositive	12,711,683

	(10)	Shared Dispositive
		Power	0

(11)	Aggregate Amount Beneficially
	Owned by Each Reporting Person		12,711,683

(12)	Check Box if the Aggregate Amount
	in Row (11) Excludes Certain Shares		☐

(13)	Percent of Class Represented
	by Amount in Row 11		50.8%

(14)	Type of Reporting Person
IN
*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE
13D
CUSIP NO. 29384A102			Page 5 of 8 Pages

Item 1.	Security and Issuer.

Name of Issuer: Enthrust Financial Services, Inc. (the “Company”)

Address of Issuer’s Principal Executive Offices:

1270 Avenue of the Americas
New York, New York 10020

Security: Company common stock, par value $.001 per share (“Shares”)

Item 2. Identity and Background.

     This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended: Paul Revere, LLC, a Delaware limited liability company (“Revere”), Edward Rubin, a United States citizen (“Mr. Rubin”) and Steven A. Horowitz, a United States citizen (“Mr. Horowitz”) (together Revere, Rubin and Horowitz are the “Reporting Persons”).

     Revere’s principal business is consulting and investing in companies. The members of Revere are Mr. Rubin and ARF Trust of which Mr. Horowitz is the sole trustee. As such, Messrs. Rubin and Horowitz may be deemed to indirectly beneficially own the Shares beneficially owned by Revere. The business address of each of the Reporting Persons is as follows: (i) Paul Revere, LLC c/o Morse, Zelnick, Rose & Lander LLP, 405 Park Avenue, Suite 1401, New York, New York 10022; (ii) Mr. Rubin, 1270 Avenue of the Americas, New York, New York 10020; and (iii) Mr. Horowitz, c/o Moritt Hock Hamroff & Horowitz 400 Garden City Plaza, Suite 202 Garden City, New York 11530.

     During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCHEDULE
13D
CUSIP NO. 29384A102	Page 6 of 8 Pages

Item 3. Source and Amount of Funds or Other Consideration.

     Revere acquired beneficial ownership (as such term is defined under Rule 13d-3 of the Securities Exchange Act of 1934, as amended) of the 12,711,683 Shares pursuant to an Exchange Agreement, dated as of July 10, 2007 (the “Exchange Agreement”) in which Revere contributed its 70% membership interest in Rodman & Renshaw Holding, LLC, a Delaware limited liability company (“Holding”) to the Company.

Item 4. Purpose of the Transaction.

     The Subject Shares are held by Revere for the purpose of investment.

     In accordance with the Exchange Agreement, the Company changed its management and will reconstitute its board of directors (the “Board of Directors”). On July 10, 2007, (the “Exchange Date”), the president and the chief financial officer of the Company resigned and the Company’s sole director, Arnold P. Kling, appointed Mr. Rubin as a director of the Company and they then appointed the officers of Holding as the officers of the Company and the other members of the Holding’s board of directors as directors of the Company. However, in accordance with the rules and regulations of the Securities and Exchange Commission (the “SEC”), the other new directors will not take office until ten days after the Company files an Information Statement pursuant to Rule 14f-1 of the Securities Exchange Act of 1934, as amended and mail that statement to the Company’s stockholders of record (the “Effective Date”). In addition, on the Exchange Date, Mr. Kling resigned as a director of the Company effective as of the Effective Date. As a result, as of the Effective Date, all of the Company’s directors will be the former directors of Holding. Finally, as soon as practicable after the Exchange Date, the Company intends to change its name to Rodman & Renshaw Capital Group, Inc. to reflect the corporate identity of Holding.

     Prior to the Exchange Date, the Company was not engaged in any trade or business and Holding was engaged, directly and indirectly through its various subsidiaries, in the investment banking business. Accordingly, following the Exchange Date, the business of Holding constitutes the Company’s only operations.

     Except as otherwise disclosed herein, the Reporting Persons are not considering any plans or proposals which relate to or would result in any of the following: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of any material amount of assets of the Company or any of its subsidiaries; (d) any change in the Company’s Board of Directors or management; (e) any material change in the present capitalization or dividend policy of the Company; (f) any material change

SCHEDULE
13D
CUSIP NO. 29384A102	Page 7 of 8 Pages

in the Company’s business, corporate structure, charter or bylaws; (g) any change which would impede the acquisition of control of the Company by any person; (h) causing any class of securities of the Company to be delisted; (i) the Company’s common stock to be eligible to be deregistered under the Securities Exchange Act of 1934, as amended; or (j) any actions similar to those enumerate above.

Item 5. Interest in Securities of the Issuer.

     (a) The Reporting Persons are deemed to beneficially own all 12,711,683 Shares, representing 50.8% of the outstanding Shares. This percentage is based on 25,000,000 Shares outstanding as of July 10, 2007 as set forth in the Company’s Current Report on Form 8-K, as amended, filed with the Securities and Exchange Commission on July 11, 2007.

     (b) Each of Messrs. Rubin and Horowitz has the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of all 12,711,683 Shares.

     (c) None.

     (d) Each of Messrs. Rubin and Horowitz has the right to direct the receipt of dividends from, or proceeds from the sale of, the Shares reported by this statement. To the knowledge of the Reporting Persons, only Revere has the right to receive dividends, or proceeds, from the sale of the Shares reported by this statement.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

     None.

Item 7. Material to be Filed as Exhibits.

     A copy of the Exchange Agreement has been filed as an exhibit to the Current Report on Form 8-K, as amended, filed by the Company on July 11, 2007 and is incorporated herein by reference.

SCHEDULE
13D
CUSIP NO. 29384A102	Page 8 of 8 Pages

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 17, 2007

Paul Revere, LLC

By:	/s/ Edward Rubin
Edward Rubin
Authorized Member

/s/ Edward Rubin
Edward Rubin

/s/ Steven A. Horowitz
Steven A. Horowitz